Suppl. 83-5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

**REPORT OF**
**INTERNATIONAL FINANCE CORPORATION**

In respect of its

USD 12,320,000 Callable Step-up Fixed Rate Impact Notes due March 15, 2019

under its
Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: March 21, 2014

The following information regarding an issue of USD 12,320,000 Callable Step-up Fixed Rate Impact Notes due March 15, 2019, (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated November 21, 2013 (the "Information Statement"), the Prospectus dated June 3, 2008 (the "Prospectus") as supplemented by the Corporation's Impact Notes Prospectus Supplement dated March 4, 2013 ("Prospectus Supplement"), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the "Program Agreement"), the Amended and Restated Global Agency Agreement the Corporation and Citibank, N.A., London Branch, ("Citibank") dated as of June 3, 2008 (the "Global Agency Agreement"), the Master Terms Agreement dated March 4, 2014 (the "Terms Agreement") and the Final Terms dated March 20, 2014 (the "Final Terms"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a) Title and Date. USD 12,320,000 Callable Step-up Fixed Rate Impact Notes due March 15, 2019

The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

(b) Interest Rate/Interest Payment Date. Payable semi-annually in arrears on March 15 and September 15 in each year, commencing September 15, 2014 and ending on and including the Maturity dates, at the rates given below:

1.125% beginning March 21, 2014;

1.375% beginning March 15, 2016;

1.500% beginning September 15, 2016;

2.000% beginning March 15, 2017;

2.500% beginning September 15, 2017;

3.000% beginning March 15, 2018;

4.000% beginning September 15, 2018.

See Annex A to Final Terms Item 15

(c) Maturity Date. March 15, 2019.

(d) Redemption Provisions/Amortization Provisions. The Notes are redeemable prior to maturity. See Annex A to Final Terms Item 20.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g) Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h) Other Material Provisions. Not applicable.

(i) Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47 the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 100% per cent. of the aggregate nominal amount of the Notes. See p. 1 of the Terms Agreement.

(b) Stabilization Provisions. Not applicable.

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread

See Final Terms, "Distribution".

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution  Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A. Information Statement (November 21, 2013);[1]

B. Prospectus (June 3, 2008);[2]

C. Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]

D. Resolution No. IFC 2013-0040 adopted June 19, 2013 by the Board of Directors of the Corporation;

E. Global Agency Agreement (dated as of June 3, 2008);[2]

F. Impact Notes Prospectus Supplement (March 4, 2013)

G. Final Terms (March 20, 2014); and

H. Master Terms Agreement (March 4, 2014).

---

1 Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated November 21, 2013.

2 Filed on September 17, 2008.

3 Filed on July 10, 2012.

EXHIBIT F

**Impact Notes Prospectus Supplement dated March 4, 2014**
**(To Prospectus dated June 3, 2008)**

# INTERNATIONAL FINANCE CORPORATION
# IMPACT NOTES

This Impact Notes Prospectus Supplement relates to Impact Notes ("**Impact Notes**") of International Finance Corporation ("**IFC**"). You should read it together with the Prospectus, dated June 3, 2008 (the "**Prospectus**"), relating to the Global Medium-Term Note Program of IFC and the applicable Final Terms for the Impact Notes.

**Investing in the Impact Notes involves risks. See "Risk Factors" beginning on page S-4 of this Supplement and "Risk Factors" beginning on page 15 of the accompanying Prospectus.**

IFC will specify the terms of each Impact Note in the applicable Final Terms.

This Supplement highlights information contained elsewhere in the Prospectus and the applicable Final Terms for the Impact Notes. It does not contain all of the information you should consider before investing in the Impact Notes. You should also read the more detailed information in the Prospectus and the applicable Final Terms.

**THE IMPACT NOTES ARE NOT REQUIRED TO BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. ACCORDINGLY, NO REGISTRATION STATEMENT HAS BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION").**

**Neither the Commission nor any state securities commission has approved or disapproved of the Impact Notes or passed upon the adequacy or accuracy of this Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.**

Incapital LLC

## ABOUT THIS SUPPLEMENT

This Supplement provides certain details regarding the issuance of Impact Notes by IFC under its Global Medium-Term Note Program (the "**Program**").

This Supplement supplements and incorporates by reference the Prospectus and all documents incorporated by reference therein, and should be read in conjunction with the Prospectus and such incorporated documents. Unless otherwise defined in this Supplement, terms used herein have the same meaning as in the Prospectus.

For further information and to find out how you can obtain copies of the documents incorporated by reference in the Prospectus, please read the section entitled "Availability of Information and Incorporation by Reference" beginning on page 5 of the Prospectus. This Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation, and no action is being taken to permit an offering of the Impact Notes or the distribution of this Supplement in any jurisdiction where such action is required.

**THE IMPACT NOTES ARE NOT REQUIRED TO BE AND HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. THE DISTRIBUTION OF THIS SUPPLEMENT AND THE PROSPECTUS AND ANY APPLICABLE FINAL TERMS AND THE OFFERING OR SALE OF THE IMPACT NOTES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THIS SUPPLEMENT AND THE PROSPECTUS AND ANY APPLICABLE FINAL TERMS COMES ARE REQUIRED BY IFC AND INCAPITAL LLC TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY SUCH RESTRICTIONS. FOR A DESCRIPTION OF CERTAIN RESTRICTIONS ON OFFERS AND SALES OF IMPACT NOTES AND ON DISTRIBUTION OF THIS SUPPLEMENT, THE PROSPECTUS AND ANY APPLICABLE FINAL TERMS, SEE "PLAN OF DISTRIBUTION" IN THE PROSPECTUS.**

**THE IMPACT NOTES ARE NOT OBLIGATIONS OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.**

**AN INVESTMENT IN THE IMPACT NOTES ENTAILS CERTAIN RISKS. INVESTORS SHOULD HAVE SUFFICIENT KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS TO EVALUATE THE MERITS AND RISKS OF INVESTING IN IMPACT NOTES, AS WELL AS ACCESS TO, AND KNOWLEDGE OF, APPROPRIATE ANALYTICAL TOOLS TO EVALUATE SUCH MERITS AND RISKS IN THE CONTEXT OF THEIR FINANCIAL SITUATION. PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW THE INFORMATION SET FORTH AND INCORPORATED HEREIN, INCLUDING WITHOUT LIMITATION, THE INFORMATION SET FORTH UNDER THE CAPTIONS "RISK FACTORS" BEGINNING ON PAGE S-4 OF THIS SUPPLEMENT AND PAGE 15 OF THE ACCOMPANYING PROSPECTUS.**

IFC is subject to certain information requirements of Regulation IFC, promulgated by the U.S. Securities and Exchange Commission (the "**Commission**") under the International Finance Corporation Act of 1955, as amended, and in accordance therewith files its regular unaudited quarterly and audited annual financial statements, its annual report and other information with the Commission. You may get these documents and other documents IFC has filed for free on the IFC's website at: http://www.ifc.org/wps/wcm/connect/Topics_Ext_Content/IFC_External_Corporate_Site/IFC+Finance/Investor+Information.

You may also access the Prospectus and this Supplement through the following link to IFC's website: http://www.ifc.org.

The link to IFC's website is provided only for the purpose of accessing these documents. IFC's website is NOT incorporated by reference.

Alternatively, to obtain copies of the Prospectus, this Supplement and any applicable Final Terms, contact your financial professional or access them on Incapital LLC's website through the following link: http://www.incapital.com/Products_and_Offerings/Agencies/Issuers.aspx.

## SUMMARY

***How does IFC's Impact Notes issuance program work?***

Impact Notes are among the many kinds of debt securities that IFC issues pursuant to its Global Medium-Term Note Program.

IFC expects to offer issues of Impact Notes in the United States on a semi-monthly basis. The process and timetable for the offer, issuance and sale of any Impact Notes is expected to be as follows (subject to such revisions or modifications to which IFC and Incapital LLC may agree with respect to any particular series of Impact Notes):

- On the first New York Business Day (defined below) of a given week (the "**Launch Date**"), Incapital LLC may initiate marketing efforts with regard to identifying potential investors for Impact Notes with terms contemplated by this Supplement and within the framework communicated to Incapital LLC by IFC on or before the Launch Date. A preliminary form of Final Terms applicable to the particular Impact Notes will be utilized in such marketing.

- On the first New York Business Day of the next succeeding week (the "**Trade Date**"), based on the indications of investor interest received by Incapital LLC, IFC and Incapital LLC may (but are not required to) confirm the applicable pricing terms of an issuance and sale of such Impact Notes. If the pricing terms of such Impact Notes are confirmed by IFC and Incapital LLC, then IFC will agree to issue and sell, and Incapital LLC will agree to purchase (subject to certain conditions), such Impact Notes on the date that is the fourth New York and London Business Day following the Trade Date.

- Not later than the first New York Business Day following the Trade Date, Incapital LLC will prepare and IFC will execute the Final Terms with respect to such Impact Notes, dated as of the Trade Date.

As used herein, a "**New York Business Day**" is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close.

As used herein, a "**New York and London Business Day**" is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City or London generally are authorized or obligated by law, regulation or executive order to close.

Each issue of Impact Notes may have different interest rates, interest payment dates and maturity dates. Some Impact Notes may include provisions for early redemption. Impact Notes will be offered in three basic formats:

- "**Fixed Rate Impact Notes**" bear interest at one specified fixed rate until maturity.

- "**Step-Up Fixed Rate Impact Notes**" bear interest at specified fixed rates for specified periods, where the initial specified rate increases on one or more specified dates.

- "**Floating Rate Impact Notes**" bear interest at a variable rate determined by reference to an interest rate index or benchmark, plus or minus a stated margin, if any.

See the Prospectus for details on interest calculation provisions in respect of the Impact Notes.

IFC is offering Impact Notes to Incapital LLC as principal. Incapital LLC intends to resell the Impact Notes it has purchased from IFC as principal primarily to members of a selling group or to other broker-dealers, but may also resell the Impact Notes directly to investors. Impact Notes purchased from Incapital LLC by a selling group or other broker-dealers may be resold to investors.

***What are some of the features common to all Impact Notes?***

All Impact Notes will be denominated in U.S. dollars. Impact Notes will usually be issued in minimum denominations of U.S.$1,000 and additional increments of U.S.$1,000 (unless we specify other denominations in the applicable Final Terms).

If a scheduled payment date in respect of the Impact Notes is not a New York and London Business Day, IFC will make the payment on the next following New York and London Business Day. In that case, you will receive no interest on the delayed payment for the period from and after the scheduled payment date to the actual date of payment.

***Are Impact Notes redeemable at IFC's option or at the option of Holders?***

If the Final Terms for a particular issue of Impact Notes specifies that IFC has a "Call Option", then those Impact Notes will be redeemable, in whole only, at the option of IFC prior to maturity. Holders will receive accrued and unpaid interest on the nominal amount redeemed to the date fixed for redemption. If IFC elects to redeem Impact Notes having a Call Option, IFC will give notice to the Global Agent and the Holders of such election not less than 10 calendar days prior to the date of redemption.

In addition, the Final Terms for a particular issue of Impact Notes may specify that the Impact Notes contain a provision permitting the optional repayment of those Impact Notes prior to maturity at the request of the authorized representative of the beneficial owner of the Impact Notes, following the death of the beneficial owner of the Impact Notes. This provision is referred to as a "Survivor's Option." Your Impact Notes will not be entitled to a Survivor's Option unless the applicable Final Terms states that it does. The Survivor's Option may not be exercised until at least twelve months following the issue date of the applicable Impact Note, and, after such date, the Survivor's Option may only be exercised on behalf of a person who has beneficially owned such Impact Notes for at least six months. In addition, the right to exercise the Survivor's Option is subject to limits set by IFC on (1) the permitted dollar amount of exercises on behalf of all deceased beneficial owners of Impact Notes in any calendar year, and (2) the permitted dollar amount of exercises on behalf of an individual deceased beneficial owner of an Impact Note in any calendar year. Additional details on the Survivor's Option are found in this Supplement under the heading, "Survivor's Option", and the forms to be used to exercise the Survivor's Option are attached as Annex A to this Supplement.

Unless a particular issue of Impact Notes contains the Survivor's Option, the Impact Notes will not be redeemable at the option of Holders of the Impact Notes.

***Can a transfer of Impact Notes with a Survivor's Option affect the ability to exercise the Survivor's Option?***

The Survivor's Option is a limited right, and certain common transfers of Impact Notes for estate planning or financial planning purposes may effectively eliminate a Survivor Representative's (as defined below) ability to exercise the Survivor's Option that may be present in an issue of Impact Notes. The Survivor's Option can only be exercised upon the death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial interests of ownership of the Impact Notes. Certain common transfers of Impact Notes for estate planning or financial planning purposes (e.g., transfers to irrevocable trusts, limited partnerships, special purpose entities, etc.) may result in the transfer of substantially all of the beneficial interests of ownership of the Impact Notes to another legal entity, such that the death of the purchaser of the Impact Notes does not trigger the Survivor's Option because the purchaser no longer retained substantially all of the beneficial interests of ownership of the Impact Notes at the time of his or her death. Investors should consult with their financial or legal advisor or other estate planning professional before making a transfer of any beneficial interests of ownership of the Impact Notes.

***What investment risks are involved?***

You should consult the information set forth under the captions "Risk Factors" beginning on page S-4 of this Supplement and page 15 of the accompanying Prospectus for a description of the risk factors involved in purchasing Impact Notes.

***What are Impact Notes rated?***

The Program (under which the Impact Notes are issued) has been rated AAA by Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc ("S&P") and Aaa by Moody's Investors Service, Inc ("Moody's"). As defined by S&P, an "AAA" rating means that the ability of IFC to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that IFC's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

*Who are the holders of record for Impact Notes?*

IFC will register a Global Certificate representing each issue of Impact Notes in the name of Cede & Co., or other nominee of The Depository Trust Company ("DTC"). Accordingly, Cede & Co. will be the "Holder" of such Impact Notes. Beneficial interests in a Global Certificate will be represented, and transfers thereof will be effected, only through book-entry accounts of financial institutions acting on behalf of the beneficial owners of that Global Certificate, as a direct or indirect participant in the clearing system for that Global Certificate. IFC and the Global Agent may treat the Holder as the absolute owner of Impact Notes represented by a Global Certificate for the purpose of making payments and for all other purposes. Owners of beneficial interest in a Global Certificate are not the owners or Holders of that Global Certificate and, except under limited circumstances, are not entitled to have Impact Notes registered in their names or to receive definitive Impact Notes. Accordingly, any beneficial owner must rely on the procedures of the participant through which the beneficial owner owns its interest, to exercise any rights of a Holder of the Global Certificate. See "Form of Notes and Provisions Relating to the Notes while in Global Form" in the Prospectus.

*What are the clearance and settlement procedures for Impact Notes?*

The Impact Notes will clear and settle through the system operated by DTC. DTC holds securities for DTC participants and facilitates the clearance and settlement of transactions between DTC participants through electronic book-entry changes in accounts of DTC participants.

## RISK FACTORS

An investment in the Impact Notes is subject to the risks described below, as well as the risks described under "Risk Factors" in the accompanying Prospectus. You should carefully consider whether the Impact Notes are suited to your particular circumstances. Accordingly, prospective investors should consult their financial and legal advisers as to the risks entailed by an investment in the Impact Notes and the suitability of the Impact Notes in light of their particular circumstances.

*There may not be an active trading market for the Impact Notes*

The Impact Notes will not be listed or displayed on any securities exchange or any electronic communications network. Moreover, there is no requirement that Incapital or other dealers create a trading market for the Impact Notes. There can be no assurance that a liquid trading market will develop for the Impact Notes. The development of a trading market for the Impact Notes will depend on IFC's financial performance and other factors such as interest rates. Even if a secondary market for the Impact Notes develops, it may not provide significant liquidity, and transaction costs in any secondary market could be high. As a result, the difference between bid and asked prices for the Impact Notes in any secondary market could be substantial. If you sell your Impact Notes before maturity, you may have to do so at a discount from the original issue price, and, as a result, you may suffer substantial losses.

Although Incapital LLC currently intends to make a market for the Impact Notes, it may stop any such market-making activities at any time. As market makers, trading of the Impact Notes may cause Incapital LLC to have long or short positions in the Impact Notes. The supply and demand for Impact Notes, including inventory positions of market makers, may affect the secondary market for the Impact Notes.

*Many factors affect the value of the Impact Notes*

The price at which you may be able to sell your Impact Notes in any secondary market that may develop will be affected by a number of economic and market factors that may either offset or magnify each other, including: interest and yield rates in the market generally, as well as the volatility of those rates; the time remaining to maturity of the Impact Notes; in the case of Impact Notes subject to a Call Option, the likelihood or expectation that such Impact Notes will be redeemed by IFC, based on prevailing market interest rates or otherwise; IFC's creditworthiness as represented by its credit ratings (including actual or anticipated downgrades) or as otherwise perceived in the market; and a variety of economic, financial, political, regulatory or judicial events.

*You may incur a loss if you sell your Impact Notes prior to maturity or redemption*

Secondary market sales of your Impact Notes may result in a loss of principal. You will be entitled to receive at least the full stated nominal amount of your Impact Notes only if you hold them to maturity or redemption. If you are able to sell your Impact Notes in the secondary market prior to maturity or redemption, you are likely to receive less than the stated nominal amount of the Impact Notes.

***Floating Rate Impact Notes are subject to changes in interest rates which may result in the reduction of the interest payable on such notes***

An investment in Floating Rate Impact Notes, in which the interest payable is determined by reference to an interest rate index or benchmark, may entail significant risks not associated with similar investments in a conventional debt security, including the risk that your yield will be less than the interest payable on a conventional fixed rate debt security issued by IFC at the same time. If your Floating Rate Impact Notes are subject to an interest rate cap, you will not benefit from any increase in the interest rate index or benchmark that would cause the interest rate payable on such Impact Notes to exceed such cap. It is impossible to predict whether the value of an interest rate index or benchmark will increase or decrease. The historical performance of any applicable interest rate index or benchmark should not be taken as an indication of the future performance of such index or benchmark during the term of any Floating Rate Impact Note.

***Impact Notes subject to a Call Option may be redeemed by IFC when only lower yielding investments are available***

An optional redemption feature in respect of Impact Notes is likely to affect the price at which you may be able to sell your Impact Notes in any secondary market that may develop. During any period in which such Impact Notes are subject to redemption at the option of IFC (i.e., a Call Option), their value to prospective bidders in the secondary market generally will not rise substantially above the redemption price because of the increased likelihood of redemption by IFC, and this also may be true prior to any such period. IFC may be expected to redeem such Impact Notes in circumstances where IFC's cost of borrowing is lower than the interest rate on such Impact Notes. At such times, you generally would not be able to reinvest your redemption proceeds at an effective interest rate which is as high as the interest rate on such Impact Notes, and such reinvestment might only be at a significantly lower rate. You should consider the related reinvestment risk in light of other investments that may be available to you.

***Step-Up Fixed Rate Impact Notes presents different investment considerations than Fixed-Rate Impact Notes.***

IFC expects that most Step-Up Fixed Rate Impact Notes it issues will be subject to redemption at the option of IFC. Unless general market interest rates rise significantly, you should not expect to earn the higher stated interest rates, because the Step-Up Fixed Rate Impact Notes are likely to be redeemed prior to maturity if general market interest rates remain the same or fall during their term. When determining whether to invest in the Step-Up Fixed Rate Impact Notes, you should consider, among other things, the overall annual percentage rate of interest to maturity or the various potential redemption dates as compared to other equivalent investment alternatives rather than the higher stated interest rates or any potential interest payments you may receive in later periods following the issuance of the Step-Up Fixed Rate Impact Notes. If general market interest rates increase beyond the rates provided by the Step-Up Fixed Rate Impact Notes during their term, IFC will likely not redeem the Step-Up Fixed Rate Impact Notes, and investors will be holding notes that bear interest at below-market rates.

***Impact Notes having the Survivor's Option will be subject to various limitations on the exercise of the Survivor's Option.***

If your Impact Notes include a Survivor's Option, IFC will have a discretionary right to limit the aggregate nominal amount of Impact Notes subject to that Survivor's Option that may be exercised in any calendar year. IFC also will have the discretionary right to limit the aggregate nominal amount of Impact Notes subject to the Survivor's Option that may be exercised in any calendar year on behalf of any individual deceased beneficial owner of Notes. Accordingly, IFC cannot assure you that exercise of a Survivor's Option for the desired amount will be permitted in any single calendar year. Furthermore, a Survivor's Option may not be exercised until at least twelve months following the issue date of the applicable Impact Note, and, after such date, a Survivor's Option may only be exercised on behalf of a person who has beneficially owned such Impact Notes for at least six months.

***Certain built-in costs are likely to adversely affect the value of the Impact Notes prior to maturity***

To hedge the market risks of IFC associated with its obligation to make interest payments on the Impact Notes, IFC may choose to enter into hedging transactions with respect to its obligations under the Impact Notes. The original issue price of the Impact Notes includes (i) underwriting commissions paid by IFC and (ii) any costs of hedging IFC's obligations under the Impact Notes. The price, if any, at which you may be able to sell your Impact Notes in a secondary market transaction is not likely to reflect either of these amounts, and will therefore be correspondingly lower than the original issue price. Further, as a result of dealer discounts, mark-ups or other transaction costs, the original issue price may differ from values determined by pricing models used by potential purchasers of the Impact Notes in secondary market transactions. Any sale of Impact Notes prior to their maturity date could result in a substantial loss to you.

***The Impact Notes will be subject to the credit risk of the Issuer***

The Impact Notes are IFC's unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Impact Notes depends on IFC's ability to satisfy its obligations as they come due. As a result, IFC's actual and perceived creditworthiness may affect the price at which you may be able to sell your Impact Notes in any secondary market that may develop and, in the event IFC were to default on its obligations, you may not receive amounts owed to you under the terms of the Impact Notes.

## SURVIVOR'S OPTION

A Final Terms relating to an issue of Impact Notes may provide that, subject to certain procedures and restrictions, the Survivor Representative of a beneficial holder (as defined below) may request that IFC repurchase the Impact Notes from the estate of the beneficial holder. A "**Survivor Representative**" is a person with the authority under applicable law to act on behalf of a deceased beneficial holder of Impact Notes. Such person will typically be the personal representative, executor, or surviving joint tenant of the deceased beneficial owner.

In the event that IFC repurchases Impact Notes at the request of a Survivor Representative, the repurchase price will be equal to 100% of the nominal amount of the beneficial ownership interest of the beneficial holder, plus any accrued interest from and including the date of the last interest payment on the Impact Notes, to but excluding the date of the repurchase, subject to certain limitations and caps as described below. This limited right of a Survivor Representative to request that IFC repurchase the Impact Notes of a beneficial owner is called the "**Survivor's Option**."

***Limitations***

Any repurchase of Impact Notes at the request of the Survivor Representative will be subject to the following limitations:

- the Survivor's Option may not be exercised until at least twelve months following the issue date of the applicable Impact Notes and, after such date, the Survivor's Option may only be exercised on behalf of a person who has beneficially owned such Impact Notes for at least six months.

- in any calendar year, IFC may limit the aggregate nominal amount of Impact Notes it repurchases to the greater of (a) 1% of the outstanding aggregate nominal amount of Impact Notes as of December 31 of the previous year or (b) U.S. $1,000,000. This limitation is referred to as the "**Annual Aggregate Survivor's Option Limitation**."

  *Example.* In a given year, assume that the aggregate amount of Impact Notes outstanding as of December 31 of the previous year is U.S. $50,000,000, and IFC has already repurchased U.S. $1,000,000 in aggregate nominal amount of Impact Notes from the estates of other deceased beneficial holders. In that circumstance, IFC may properly refuse any requests from a Survivor Representative to repurchase any additional amounts of Impact Notes for the remainder of the calendar year, notwithstanding the fact that the estate of the deceased beneficial holder requesting the repurchase has not had any Impact Notes repurchased from IFC in that calendar year.

- in any calendar year, IFC may limit the aggregate nominal amount of the Impact Notes it repurchases that are attributable to a deceased beneficial holder to U.S. $250,000. This limitation is referred to as the "**Individual Survivor's Option Limitation**."

  *Example.* A Survivor Representative contacts IFC or the Global Agent requesting that IFC repurchase the Impact Notes of a beneficial holder, and the beneficial holder owned three different issues of Impact Notes, each with an aggregate nominal amount of U.S. $500,000. Of the U.S. $1,500,000 in aggregate nominal amount of Impact Notes owned by the beneficial holder, IFC may, subject to any other applicable limitations, repurchase up to U.S. $250,000 in aggregate nominal amount of the Impact Notes requested by the Survivor Representative for the current calendar year.

IFC will not complete a repurchase of Impact Notes pursuant to the exercise of the Survivor's Option if a beneficial holder is requesting the repurchase of less than U.S. $1,000 in aggregate nominal amount of Impact Notes (or such other minimum denomination specified in the applicable Final Terms), and IFC will limit any repurchase of Impact Notes pursuant to the exercise of the Survivor's Option so that, after the completion of the repurchase, the remaining outstanding aggregate nominal amount of an issue of Impact Notes, to the extent there will be any remaining nominal amount outstanding after completion of the repurchase, is at least U.S. $1,000 (or such other specified minimum denomination).

As discussed in greater detail below, IFC will not repurchase Impact Notes pursuant to the exercise of the Survivor's Option if the deceased person no longer held substantially all of the beneficial interests of ownership of the Impact Notes. Certain common transfers of assets as part of estate planning or other financial management strategies can result in a transfer of substantially all of the beneficial interests of ownership of the Impact Notes to another legal entity, which may result in the death of a person who purchased the Impact Notes no longer triggering the Survivor's Option. Investors should consult with their financial or legal advisors or other estate planning professionals prior to any transfers of the beneficial interests of ownership of the Impact Notes.

***Timing***

Requests by a Survivor Representative for the repurchase of Impact Notes will be reviewed promptly in the order such requests are received. Any repurchase request that would trigger the Annual Aggregate Survivor's Option Limitation or the Individual Survivor's Option Limitation will not be accepted; *provided, however*, that in the event the aggregate nominal amount of an issue of Impact Notes repurchased by IFC pursuant to the Survivor's Option has not exceeded the Annual Aggregate Survivor's Option Limitation during a calendar year, requests for repurchase that were refused during that calendar year because of the Individual Survivor's Option Limitation may be accepted by IFC in the order such repurchase requests were received, subject to the Annual Aggregate Survivor's Option Limitation for an issue of Impact Notes for that calendar year.

IFC will only make payments on the repurchase of Impact Notes pursuant to the exercise of the Survivor's Option on a quarterly basis. Payments for any Impact Notes to be repurchased by IFC pursuant to the exercise of the Survivor's Option will be made by no later than the first January 15, April 15, July 15 or October 15 to occur at least 20 calendar days after the date the Impact Notes are accepted for repurchase.

*Example*. If a request for repurchase pursuant to the Survivor's Option was accepted on September 1, IFC would be required to repurchase the Impact Notes by no later than October 15; however, if the request for repurchase was accepted on October 1, IFC would be required to repurchase the Impact Notes by no later than January 15 of the following year. If any date on which payment for Impact Notes is scheduled to be made is not a New York and London Business Day, payment will be made on the next succeeding New York and London Business Day, and no interest on such payment shall accrue for the period from such scheduled repayment date to the actual date of payment.

Any request by a Survivor Representative for the repurchase of Impact Notes pursuant to the Survivor's Option may not be withdrawn once it is received; *provided, however*, that in the event a request by a Survivor Representative for the repurchase of Impact Notes is not accepted, such request may be withdrawn. Any notice denying a request for the repurchase of Impact Notes will be delivered by first-class mail to the Survivor Representative, and will set forth the grounds for denial.

Any request to repurchase Impact Notes from a Survivor Representative that is not accepted by IFC in a calendar year because of the Annual Aggregate Survivor's Option Limitation on an issue of Impact Notes will be deemed to be delivered by the Survivor Representative in the following calendar year, using the order in which such requests were originally received, unless the request for repurchase has been withdrawn by the Survivor Representative.

***Types of Ownership***

The death of a person owning Impact Notes in **joint tenancy** or **tenancy by the entirety** will be deemed the death of the beneficial owner of the Impact Notes, and the Survivor Representative may request that the entire nominal amount of the Impact Notes be subject to the exercise of the Survivor's Option.

The death of a person owning Impact Notes by **tenancy in common** will be deemed the death of the beneficial owner only with respect to the deceased beneficial holder's interest in the Impact Note so held by tenancy in common; *provided, however*, that if the Impact Notes are held by a husband and wife as tenants in common, then the death of either will be deemed the death of the beneficial owner of the Impact Notes causing the entire nominal amount of the Impact Notes to be eligible to the exercise of the Survivor's Option.

The death of a person who, during his or her lifetime, **was entitled to substantially all of the beneficial interests of ownership of the Impact Notes** will be deemed the death of the beneficial owner for purposes of the exercise of the Survivor's Option, regardless of the listed name of the Holder of the Impact Notes, if the entitlement of the deceased person to the beneficial interests of ownership of the Impact Notes can be established to IFC's satisfaction (or that of the Global Agent).

Entitlement to substantially all of the beneficial interests of ownership generally will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Gifts to Minors Act, community property or other joint ownership arrangements where one person has substantially all of the beneficial ownership interest in the Impact Notes during his or her lifetime.

*Note*. Certain common transfers of property and securities that individuals may undertake for estate planning or other financial planning purposes (*e.g.*, transfers of Impact Notes to an irrevocable trust, limited partnership, or special purpose entity), may be deemed to be a transfer of substantially all of the beneficial interests of ownership of the Impact Notes, and will result in the death of the transferor not triggering the Survivor's Option. Investors should consult with their financial or legal advisors or other estate planning professionals before making such a transfer of Impact Notes, because if IFC determines that a transfer of substantially all of the beneficial interests of ownership of the Impact Notes has occurred, any requests for repurchase of the Impact Notes pursuant to the Survivor's Option may be denied.

***Exercise of the Survivor's Option***

Impact Notes are ordinarily represented by a Global Certificate in registered form, and the Holder of the Impact Notes will be DTC or its nominee. In the event a Survivor Representative desires to exercise the Survivor's Option on behalf of a deceased beneficial holder, it will need to coordinate with DTC or its nominee to complete the exercise, as described below.

Subject to any applicable limitations, in order to validly exercise a Survivor's Option with respect to Impact Notes represented by a Global Certificate, the Survivor Representative must tender to the broker or other financial institution through which the beneficial ownership interest in the Impact Notes is held (each, a "**Financial Institution**"):

- a written instruction to the Financial Institution to notify DTC of the Survivor Representative's desire to have IFC repurchase the Impact Notes pursuant to the exercise of the Survivor's Option;
- a written request for repurchase signed by the Survivor Representative, with the signature guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc. (FINRA) or a commercial bank or trust company having an office or correspondent in the United States;
- appropriate evidence that (a) the Survivor Representative has authority to act on behalf of the deceased beneficial owner, (b) the death of such beneficial owner has occurred, and (c) the deceased was the beneficial owner of the Impact Notes at the time of death;
- if applicable, a properly executed assignment or endorsement;
- if the beneficial interest in the Impact Notes is held by a nominee of the deceased beneficial owner, a certificate from such nominee attesting to the deceased's ownership of a beneficial interest in the Impact Notes;
- tax waivers and any other instruments or documents that IFC (or the Global Agent on its behalf) may reasonably require in order for IFC to establish the validity of the beneficial ownership interest in the Impact Notes and the claimant's entitlement to payment; and
- any additional information that IFC (or the Global Agent on its behalf) may reasonably require to evidence satisfaction of any conditions to the exercise of the Survivor's Option or to document beneficial ownership interest in, or authority to make the election and to cause the repurchase of, the Impact Notes.

The applicable Financial Institution will deliver (or make available, as applicable) each of these items to IFC (or the Global Agent on its behalf), together with evidence satisfactory to IFC from that Financial Institution stating that it represents the deceased beneficial owner. Upon the satisfaction of these requirements, DTC or its nominee will have the right to exercise any Survivor's Option for the Impact Notes.

The applicable Financial Institution will be responsible for disbursing payments received from the Global Agent to the Survivor Representative.

IFC has attached as Annex A to this Supplement the forms to be used by a Survivor Representative and by a Survivor Representative's Financial Institution to exercise the Survivor's Option on behalf of a deceased beneficial owner of Impact Notes. In addition, one may obtain these forms from the Global Agent's Agency & Trust division by emailing corporateaction.enquiry@citi.com.

Subject to the Annual Aggregate Survivor's Option Limitation and the Individual Survivor's Option Limitation, all questions as to the eligibility or validity of any exercise of the Survivor's Option will be determined by IFC. In making any such determinations, IFC will rely on the agreements and representations made by a Survivor Representative's Financial Institution in the applicable submitted repayment election form.

## CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

*United States Internal Revenue Service Circular 230 Disclosure: To ensure compliance with requirements imposed by the Internal Revenue Service ("IRS"), IFC informs you that any U.S. tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.*

The following discussion summarizes certain U.S. federal income tax consequences of the purchase, beneficial ownership and disposition of Impact Notes that IFC may offer from time to time. This summary supplements the section "Tax Matters" in the accompanying Prospectus and is subject to the limitations and exceptions set forth therein.

**You should consult with your own tax advisor concerning the consequences of investing in and holding the Impact Notes IFC offers in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.**

For a discussion of the tax treatment of Fixed Rate Impact Notes and Floating Rate Impact Notes, please refer to the section "Tax Matters" in the accompanying Prospectus, as supplemented herein, and the applicable Final Terms.

As used in this summary and in the accompanying Prospectus, a "U.S. Holder" is a holder of an Impact Note who or which is (i) a United States citizen or resident alien individual, (ii) a United States domestic corporation, (iii) an estate subject to United States federal income taxation on a net income basis in respect of an Impact Note or (iv) a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates where the property is held for more than one year.

*Tax Treatment of Certain Callable Step-Up Fixed Rate Impact Notes.* This section summarizes certain U.S. federal income tax consequences of the purchase, beneficial ownership and disposition of certain callable Step-Up Fixed Rate Impact Notes ("CSUNs") that IFC may offer from time to time, and is limited to CSUNs that: (i) are part of an issue in which all the CSUNs are issued for their principal amount; (ii) have a term of more than one year and less than 30 years, (iii) provide for a full return of principal at maturity (plus any accrued but unpaid interest), (iv) pay a quarterly or semiannual coupon at a fixed rate for an initial period followed by a coupon on the same payment schedule at a higher fixed rate for a subsequent period (an "interest rate step up"), possibly followed by additional interest rate step ups; (v) are subject to an unconditional issuer call right immediately before each interest rate step up; and (vi) are not entitled to a Survivor's Option.

Except to the extent that the rules governing short-term debt instruments apply as described below, the CSUNs should not be treated as issued with original issue discount ("OID") despite the fact that the interest rate on the CSUNs is scheduled to step-up over the term of the CSUNs because Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with OID. Therefore the CSUNs, during each interest rate period, should be treated for OID purposes as fixed-rate notes that will mature prior to any step-up in interest rate for the CSUNs. This assumption is made solely for U.S. federal income tax purposes of determining whether the CSUNs are issued with OID and is not an indication of IFC's intention to call or not to call the CSUNs at any time. If IFC does not call the CSUNs prior to any increase in the interest rate then, solely for OID purposes, the CSUNs will be deemed to be reissued at their adjusted issue price on the date of such increase. This deemed issuance should not give rise to taxable gain or loss to holders. Therefore the CSUNs, except to the extent that the rules governing short-term debt instruments apply as described below, should never be treated as issued with OID.

Based on the discussion above, except to the extent that the rules governing short-term debt instruments apply as described below, the coupon on a CSUN will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder's normal method of accounting for tax purposes (regardless of whether IFC calls the CSUNs).

If the period between any interest rate step-up and the final maturity date of the CSUNs is one year or less, the CSUNs, upon the deemed reissuance arising from such interest rate step up, may be treated as short-term debt for OID purposes (but not for purposes of determining the holding period of the CSUNs). Under the rules governing short-term debt instruments, the stated interest on the CSUNs would be treated as OID during such periods and you may be required to defer interest deductions that are allocable to your CSUNs. Holders should consult their tax advisers regarding the application of the short-term debt rules to their CSUNs.

Upon the disposition of a CSUN by sale, exchange, redemption (e.g., if IFC exercises its right to call the CSUNs) or other disposition, a U.S. Holder will generally recognize taxable gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such, as described above) and (ii) the U.S. Holder's adjusted tax basis in the CSUN. A U.S. Holder's adjusted tax basis in a CSUN generally will equal the cost of the CSUN (net of accrued interest) to the U.S. Holder. Capital gain of individual taxpayers from the sale, exchange, redemption, retirement or other disposition of a CSUN held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss realized on the sale, exchange, redemption or other disposition of a CSUN is subject to significant limitations.

*Information with Respect to Foreign Financial Assets.* Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include any financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Impact Notes.

*Medicare Tax.* A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. Holder's "net investment income" for the relevant taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is be between $125,000 and $250,000, depending on the individual's circumstances). A holder's net investment income generally includes its interest income and its net gains from the disposition of Impact Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Impact Notes.

## PLAN OF DISTRIBUTION

The Impact Notes are being purchased by Incapital LLC as principal, pursuant to a master terms agreement dated as of March 4, 2014 between Incapital LLC and IFC at their nominal amount, less applicable commissions and concessions (if any), specified in the applicable Final Terms of the Impact Notes. IFC has agreed to pay the fees and expenses of Incapital LLC's legal counsel. Incapital LLC will commit to take and pay for all of the Impact Notes, if any Impact Notes are taken and paid for.

Certain broker-dealers and/or securities firms may enter into selling group agreements with Incapital LLC pursuant to which they agree to market and sell the Impact Notes in accordance with the terms of these agreements and all other applicable laws and regulations.

Delivery of the Impact Notes are expected to be made against payment for the Impact Notes more than three New York Business Days following the Trade Date for the Impact Notes (that is, the Impact Notes may have a settlement cycle that is longer than "T+3"). For considerations relating to an offering of Impact Notes with a settlement cycle longer than T+3, see "Clearance and Settlement – Clearance and Settlement Procedures-Secondary Market Transfers – Pre-issue Trades Settlement" on page 48 of the Prospectus.

From time to time, Incapital LLC has, and in the future may, engage in transactions with and perform services for IFC for which it has been, and may be, paid customary fees. In particular, Incapital LLC may be IFC's counterparty for a hedge of IFC's obligations under any of the Impact Notes and receive compensation pursuant to such hedge.

**ANNEX A - Election Forms**

## INTERNATIONAL FINANCE CORPORATION

## IMPACT NOTES

---

## FORM OF NOTICE OF ELECTION TO EXERCISE SURVIVOR'S OPTION

*(TO BE COMPLETED BY SURVIVOR REPRESENTATIVE)*

---

**CUSIP NO.: _________**

[ ] By checking this box, the undersigned represents that: (1) it is the authorized representative of the deceased beneficial owner identified below; (2) (a) the deceased was the beneficial owner of the nominal amount of Notes listed below at the date of his or her death for at least six months and such Notes have been issued for at least twelve months, (b) the death of the beneficial owner listed below has occurred and (c) the undersigned representative has authority to act on behalf of the deceased beneficial owner; and (3) subject to the aggregate limitation on the amount of Notes that may be tendered in any calendar year, it hereby elects to tender the nominal amount of Notes set forth below for repayment by International Finance Corporation for a price equal to 100% (or such lesser amount as may be accepted for repayment) of the nominal amount of the beneficial interest of the deceased owner plus accrued interest to the date of repayment.

The deceased beneficial owner held the nominal amount of Notes to be tendered as (check one):

___ a sole beneficial owner, a joint tenant or a tenant by the entirety with another or others, a tenant in common with a spouse or an individual entitled to substantially all of the beneficial interest.

___ a tenant in common with another (other than a spouse). If applicable please provide the amount of interest held by the deceased beneficial owner. $______________

Full name of deceased beneficial owner **(please attach death certificate)**:

________________________________________

If applicable, full name of the nominee of the deceased beneficial owner **(please attach a certificate attesting to the deceased's beneficial ownership interest in the securities)**:

________________________________________

Nominal amount of Notes being tendered for repayment **(amount must exceed $1,000)**:

$_________________

**International Finance Corporation may, in its sole discretion, limit the aggregate nominal amount of Notes that may be tendered pursuant to the Survivor's Option by any single beneficial owner in any calendar year to $250,000 or such greater amount as it may determine. Additional limitations with respect to aggregate exercises by all holders and terms of acceptance are also applicable and are more fully described in the terms of the Notes. Citibank, N.A., as Global Agent for the Notes on behalf of International Finance Corporation, has the right to reject tenders of Notes if a**

**properly executed election is not submitted or if it fails to receive any tax or additional information that is required to document adherence to any conditions precedent, ownership or authority to make the election.**

## FORM OF NOTICE OF ELECTION TO EXERCISE SURVIVOR'S OPTION

**CUSIP NO.: __________**

**THIS NOTICE OF ELECTION MAY NOT BE WITHDRAWN AND NOTES SUBJECT TO THIS NOTICE OF ELECTION MAY NOT BE TRANSFERRED PRIOR TO THE DATE OF REPAYMENT**

PLEASE SIGN HERE

*(Must be signed by authorized representative(s) of deceased holder. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary capacity, please set forth full title.)*

Signature(s) of Authorized Representative(s):

____________________________________________

____________________________________________

Dated: ____________________, 20___

Name(s): ____________________________________________
(Please Print)

Capacity (full title): ____________________________________________

Address: ____________________________________________
(Include Zip Code)

Area Code(s) and Telephone Number(s): ____________________________________________

GUARANTEE OF SIGNATURE(S)

*(Must be signed by an eligible guarantor.)*

Name of Firm: ____________________________________________

Authorized Signature: ____________________________________________

Name: ____________________________________________
(Please Print)

Title: ____________________________________________

Address: ____________________________________________
(Include Zip Code)

Area Code(s) and Telephone Number(s): ____________________________________________

Dated: ____________________, 20__

# INTERNATIONAL FINANCE CORPORATION
## IMPACT NOTES

---

## REPAYMENT ELECTION FORM

*(TO BE COMPLETED BY FINANCIAL INSTITUTION ON BEHALF OF SURVIVOR REPRESENTATIVE)*

---

**CUSIP NO.: _________**

To: International Finance Corporation
c/o Citibank, N.A., as Global Agent

The undersigned financial institution (the **"Financial Institution"**) represents the following:

- The Financial Institution has received a written request for repayment from the executor or other survivor representative (the **"Survivor Representative"**) of the deceased beneficial owner listed below (the **"Deceased Beneficial Owner"**) of International Finance Corporation Impact Notes (CUSIP No. _________) (the **"Notes"**).

- The Survivor Representative has the authority to act on behalf of the Deceased Beneficial Owner.

- At the time of his or her death, the Deceased Beneficial Owner owned Notes in the nominal amount listed below for at least six months, and the Financial Institution currently holds such Notes as a direct or indirect participant in The Depository Trust Company.

The Financial Institution agrees to the following terms:

- The Financial Institution shall follow the instructions (the **"Instructions"**) accompanying this Repayment Election Form (the **"Form"**).

- The Financial Institution shall make all records specified in the Instructions supporting the above representations available to International Finance Corporation for inspection and review within five New York Business Days of International Finance Corporation's request.

- If the Financial Institution or International Finance Corporation, in either's reasonable discretion, deems any of the records specified in the Instructions supporting the above representations unsatisfactory to substantiate a claim for repayment, the Financial Institution shall not be obligated to submit this Form, and International Finance Corporation may deny repayment. If the Financial Institution cannot substantiate a claim for repayment, it shall notify International Finance Corporation immediately.

- Other than as described in the Impact Notes Prospectus Supplement in the limited situation involving tenders of Impact Notes that are not accepted during one calendar year as a result of the "Annual Aggregate Survivor's Option Limitation," repayment elections may not be withdrawn.

- The Financial Institution agrees to indemnify and hold harmless International Finance Corporation (and its Global Agent indicated in paragraph 14 of the Instructions to this Form) against and from any and all claims, liabilities, costs, losses, expenses, suits and damages resulting from the Financial Institution's above representations and request for repayment on behalf of the Survivor Representative.

## REPAYMENT ELECTION FORM

**CUSIP NO.: _________**

(1) ______________________________________________

Name of Deceased Beneficial Owner

(2) ______________________________________________

Date of Death

(3) ______________________________________________

Name of Survivor Representative Requesting Repayment

(4) ______________________________________________

Name of Financial Institution Requesting Repayment

(5) ______________________________________________

Signature of Representative of Financial Institution Requesting Repayment

(6) ______________________________________________

Nominal Amount of Requested Repayment

(7) ______________________________________________

Date of Election

(8) ______________________________________________

Date Requested for Repayment

(9) Financial Institution Representative:
Name:
Phone Number:
Mailing Address (no P.O. Boxes):
E-mail Address:

(10) Citibank, N.A.'s Delivery Versus Payment Instructions[1]:
Citibank, N.A., DTC Participant Account No.
Wire instructions for payment:
Bank Name:
ABA Number:
Account Name:
Account Number:
Reference (optional):

---

[1] Delivery of the Notes subject to repayment must be made on the repayment date and not prior to the repayment date. Delivery should be made in accordance with Citibank, N.A.'s Delivery Versus Payment Instructions as provided on line (10) above. If the repayment date is not an Interest Payment Date, the repayment amount will include accrued interest.

**REPAYMENT ELECTION FORM**

**CUSIP NO.: _________**

| **TO BE COMPLETED BY INTERNATIONAL FINANCE CORPORATION:** |
|---|
| (A) Election Number[2]: |
| (B) Delivery and Payment Date: |
| (C) Nominal Amount: |
| (D) Accrued Interest: |
| (E) Date of Receipt of Form by International Finance Corporation: |
| (F) Date of Acknowledgment by International Finance Corporation: |

2 To be assigned by International Finance Corporation upon receipt of this Form. An acknowledgement, in the form of a copy of this document with the assigned Election Number, will be returned to the party and location designated on line (9) above.

## INSTRUCTIONS FOR COMPLETING REPAYMENT ELECTION FORM

Capitalized terms used and not defined herein have the meanings defined in the accompanying Repayment Election Form.

1. Collect and retain for a period of at least three years the following (1) satisfactory evidence of the authority of the Survivor Representative to act on behalf of the Deceased Beneficial Owner, (2) satisfactory evidence of death of the Deceased Beneficial Owner, (3) satisfactory evidence that the Deceased Beneficial Owner beneficially owned, at the time of his or her death, the Notes being submitted for repayment for a continuous period of at least six months, (4) if the beneficial interest in the related Note is held by a nominee of the Deceased Beneficial Owner, a certificate from the nominee attesting to the Deceased Beneficial Owner's ownership of a beneficial interest in such Notes, (5) a written request for repayment signed by the Survivor Representative, with signature guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc. (FINRA) or a commercial bank or trust company having an office or correspondent in the United States, (6) if applicable, a properly executed assignment or endorsement, (7) any necessary tax waivers and any other instruments or documents reasonably required in order to establish the validity of the ownership of the beneficial interest in the related Note and the Survivor Representative's entitlement to payment, and (8) any additional information reasonably required to document ownership or the authority to exercise the demand for repayment and to cause the repayment of the related Note. For purposes of determining whether International Finance Corporation will deem Notes beneficially owned by an individual at the time of death, the following rules shall apply:

   - Notes beneficially owned by tenants by the entirety or joint tenants will be regarded as being beneficially owned by a single owner. The death of a tenant by the entirety or joint tenant will be deemed the death of the beneficial owner, and the entire nominal amount of the Notes beneficially owned will become eligible for repayment. The death of a person beneficially owning a Note by tenancy in common will be deemed the death of an owner of a Note only with respect to the deceased owner's interest in the Note so held by tenancy in common, unless a husband and wife are the tenants in common, in which case the death of either will be deemed the death of the owner of the Note, and the entire nominal amount of the Note so held will be eligible for repayment.

   - Notes beneficially owned by a trust may be regarded as beneficially owned by each beneficiary of the trust to the extent of that beneficiary's interest in the trust (however, a trust's beneficiaries collectively cannot be beneficial owners of more Notes than are owned by the trust). The death of a beneficiary of a trust may be deemed the death of the beneficial owner of the Notes beneficially owned by the trust only to the extent of that beneficiary's interest in the trust. The death of an individual who was a tenant by the entirety or joint tenant in a tenancy which is the beneficiary of a trust may be deemed the death of the beneficiary of the trust. The death of an individual who was a tenant in common in a tenancy which is the beneficiary of a trust may be deemed the death of the beneficiary of the trust only with respect to the deceased owner's beneficial interest in the Note, unless a husband and wife are the tenants in common, in which case the death of either will be deemed the death of the beneficiary of the trust.

   - The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial interest in a Note will be deemed the death of the beneficial owner of that Note, regardless of the registration of ownership, if such beneficial interest can be satisfactorily established. Such beneficial interest will exist in many cases of street name or nominee ownership, ownership by a trustee or a custodian, ownership under the Uniform Gift to Minors Act and community property or other joint ownership arrangements between spouses. Beneficial interest will be evidenced by such factors as the power to sell or otherwise dispose of a Note, the right to receive the proceeds of sale or disposition and the right to receive interest and principal payments on a Note.

2. Provide CUSIP Number for the Notes to be repaid at the top of each page of the Repayment Election Form.

3. Indicate the name of the Deceased Beneficial Owner on line (1).

4. Indicate the date of death of the Deceased Beneficial Owner on line (2).

5. Indicate the name of the Survivor Representative requesting repayment on line (3).

6. Indicate the name of the Financial Institution requesting repayment on line (4).

7. Affix the authorized signature of the Financial Institution's representative on line (5). **THE SIGNATURE MUST BE MEDALLION SIGNATURE GUARANTEED.**

8. Indicate the nominal amount of Notes to be repaid on line (6).

9. Indicate the date this Form was completed on line (7).

10. Indicate the date of requested repayment on line (8). The date of requested repayment may not be earlier than the first January 15, April 15, July 15 or October 15 to occur at least 20 calendar days after the date of International Finance Corporation's acceptance of the Notes for repayment, unless such date is not a New York and London Business Day, in which case the date of requested payment may be no earlier than the next succeeding New York and London Business Day.

11. Indicate the name, mailing address (no P.O. boxes, please), e-mail address and telephone number of the party to whom the acknowledgment of this election may be sent on line (9).

12. Indicate the wire instructions for payment on line (10).

13. Leave lines (A), (B), (C), (D), (E) and (F) blank.

14. Mail or otherwise deliver an original copy of the completed Form to International Finance Corporation's Global Agent as follows:

    Citibank, N.A.
    Attn: Agency & Trust – Corporate Actions
    1 North Wall Quay
    1st Floor
    Dublin 2
    Ireland

    **FACSIMILE AND E-MAIL TRANSMISSIONS OF THE REPAYMENT ELECTION FORM WILL NOT BE ACCEPTED.**

15. If the acknowledgement of International Finance Corporation's receipt of this Form, including the assigned Election Number, is not received within 15 New York Business Days of the date such information is sent to the Global Agent, contact International Finance Corporation at IFCmidoffice@ifc.org or the Global Agent on its behalf at corporateaction.enquiry@citi.com.

For assistance with the Form or any questions relating thereto, please contact International Finance Corporation at IFCmidoffice@ifc.org or the Global Agent on its behalf at corporateaction.enquiry@citi.com.

# INTERNATIONAL FINANCE CORPORATION

## IMPACT NOTES

## Incapital LLC

EXHIBIT G

FINAL TERMS dated March 20, 2014

# INTERNATIONAL FINANCE CORPORATION
# IMPACT NOTES
# $12,320,000
## Callable Step-Up Fixed Rate Impact Notes due 03/15/19

This Final Terms (this "**Final Terms**") is issued to provide information with respect to the proposed issuance of IFC's Callable Step-Up Fixed Rate Impact Notes due March 15, 2019, which are referred to collectively as the "**Notes.**" Prospective investors should read this Final Terms together with IFC's Prospectus dated June 3, 2008 (the "**Prospectus**"), as supplemented by IFC's Impact Notes Prospectus Supplement dated March 4, 2014 (the "**Impact Notes Supplement**"), for a description of the specific terms and conditions of the Notes.

| | |
|---|---|
| Issuer: | International Finance Corporation, which is referred to as "IFC" |
| Dealer: | Incapital LLC |
| Aggregate Nominal Amount: | $12,320,000 |
| Nominal Amount per Note: | Each Note will have a nominal amount of $1,000. |
| Price to the Public: | Expected to be 100% of the nominal amount for each Note. |
| Minimum Investment: | $1,000 x $1,000 |
| Maturity Date: | March 15, 2019 |
| Interest: | 1.125% beginning March 21, 2014, 1.375% beginning March 15, 2016, 1.500% beginning September 15, 2016, 2.000% beginning March 15, 2017, 2.500% beginning September 15, 2017, 3.000% beginning March 15, 2018, 4.000% beginning September 15, 2018 |
| Day Count Fraction: | 30/360. Interest on the Notes will accrue on the basis of a 360-day year of twelve 30-day months. |
| Interest Payment Dates: | Each Mar 15th and Sep 15th each year from and including 09/15/2014 to and including the maturity date, (or the Optional Redemption Date, if applicable). |
| Payment at Maturity: | On the Maturity Date, you will receive the nominal amount of your Notes plus any accrued and unpaid interest. |
| Call Option: | The Notes will be redeemable at the option of IFC, in whole only, on any Interest Payment Date commencing on and including the Interest Payment Date on September 15, 2014, upon written notice to the holder of Global Registered Certificate of a minimum of five (5) Business Days, at 100% of the nominal amount plus any accrued and unpaid interest (such date, the "**Optional Redemption Date**"). |
| Survivor's Option: | The Notes permit, in limited circumstances and subject to the satisfaction of certain conditions, the optional repayment of the Notes prior to maturity at the request of an authorized representative of the beneficial owner of the Notes, following the death of the beneficial owner of the Notes. |
| Payments on Non-Business Days: | If any date for payment in respect of the Notes is not a Business Day, such payment will be made on the next following Business Day, without adjustment to the calculation of the amount payable on such date. |
| Trade Date: | Expected to be 03/17/14 |
| Issue Date: | Expected to be the fourth Business Day after the Trade Date. |
| CUSIP/ISIN: | 45950VCR5 / US45950VCR50 |
| No Listing: | The Notes will not be listed or displayed on any securities exchange. |
| Other Provisions: | "Business Day" means Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City or London generally are authorized or obligated by law, regulation or executive order to close. |

For a detailed description of the terms of the Notes, see Annex A to this Final Terms. Defined terms used in this cover page are defined in this

Final Terms or in the accompanying Prospectus as supplemented by the accompanying Impact Notes Supplement.

**Investing in the Notes involves risks. See "Risk Factors" beginning on page S-4 of the accompanying Impact Notes Supplement and "Risk Factors" beginning on page 15 of the accompanying Prospectus.**

| | Per Note | Total |
|---|---|---|
| Public Offering Price | $1,000.00 (1) | $12,320,000 (1) |
| Underwriting Discount And Commission | $995.00 (2) | $12,258,400 (2) |
| Proceeds To IFC | $994.14 | $12,247,831 |

(1) Investment advisers, either registered under the Investment Advisers Act of 1940 or exempt therefrom, purchasing Notes for the account of their advisory clients may be offered Notes at a discount to the public offering price.

(2) In addition to the underwriting discount, the price to the public specified above may include structuring and development costs. See "Risk Factors" in the accompanying Impact Notes Supplement for information regarding IFC's hedging of the obligations that arise under the Notes.

**THE NOTES ARE NOT REQUIRED TO BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. ACCORDINGLY, NO REGISTRATION STATEMENT HAS BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION").**

**Neither the Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this Final Terms or the accompanying Prospectus or Impact Notes Supplement. Any representation to the contrary is a criminal offense.**

Incapital LLC expects that IFC will enter into the Final Terms on or about the trade date.

**Incapital LLC**

## ABOUT THIS FINAL TERMS

This Final Terms provides details of the issuance of the Callable Step-Up Fixed Rate Impact Notes due March 15, 2019 (which are referred to as the "Notes") by IFC pursuant to the Impact Notes Program under IFC Global Medium-Term Note Program.

This Final Terms supplements the terms and conditions in, and incorporates by reference, the accompanying Prospectus dated June 3, 2008 (the "Prospectus"), as supplemented by the accompanying Impact Notes Prospectus Supplement dated March 4, 2014 (the "Impact Notes Supplement"), and all documents incorporated by reference in the Prospectus, and should be read in conjunction with the Prospectus, the Impact Notes Supplement and such incorporated documents. Unless otherwise defined in this Final Terms, terms used herein have the same meaning as in the Prospectus.

This Final Terms does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Final Terms in any jurisdiction where such action is required.

THE NOTES ARE NOT REQUIRED TO BE AND HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. THE DISTRIBUTION OF THIS FINAL TERMS AND THE PROSPECTUS AND THE IMPACT NOTES SUPPLEMENT AND THE OFFERING OR SALE OF THE NOTES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THIS FINAL TERMS AND THE PROSPECTUS AND THE IMPACT NOTES SUPPLEMENT COMES ARE REQUIRED BY IFC AND INCAPITAL LLC TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY SUCH RESTRICTIONS. FOR A DESCRIPTION OF CERTAIN RESTRICTIONS ON OFFERS AND SALES OF NOTES AND ON DISTRIBUTION OF THIS FINAL TERMS, THE PROSPECTUS AND THE IMPACT NOTES SUPPLEMENT, SEE "PLAN OF DISTRIBUTION" IN THE PROSPECTUS.

THE NOTES ARE NOT OBLIGATIONS OF INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

AN INVESTMENT IN THE NOTES ENTAILS CERTAIN RISKS. INVESTORS SHOULD HAVE SUFFICIENT KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS TO EVALUATE THE MERITS AND RISKS OF INVESTING IN THIS ISSUE OF NOTES, AS WELL AS ACCESS TO, AND KNOWLEDGE OF, APPROPRIATE ANALYTICAL TOOLS TO EVALUATE SUCH MERITS AND RISKS IN THE CONTEXT OF THEIR FINANCIAL SITUATION. PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW THE INFORMATION SET FORTH HEREIN, INCLUDING WITHOUT LIMITATION, THE INFORMATION SET FORTH UNDER THE CAPTIONS "RISK FACTORS" BEGINNING ON PAGE S-4 OF THE ACCOMPANYING IMPACT NOTES SUPPLEMENT AND PAGE 15 OF THE ACCOMPANYING PROSPECTUS.

IFC is subject to certain information requirements of Regulation IFC, promulgated by the U.S. Securities and Exchange Commission (the "Commission") under the International Finance Corporation Act of 1955, as amended, and in accordance therewith files its regular unaudited quarterly and audited annual financial statements, its annual report and other information with the Commission. You may get these documents and other documents IFC has filed for free on the IFC website at:
http://www.ifc.org/wps/wcm/connect/Topics_Ext_Content/IFC_External_Corporate_Site/IFC+Finance/Investor+Information.

You may also access the Prospectus and the Impact Notes Supplement through the following link to IFC's website: http://www.ifc.org

The link to IFC's website is provided only for the purpose of accessing these documents. IFC's website is NOT incorporated by reference.

Alternatively, to obtain copies of the Prospectus, the Impact Notes Supplement, and the completed Final Terms, contact your financial professional.

**Annex A to the Final Terms dated 03/20/14**
**International Finance Corporation**
**Issue of**
**U.S. $12,320,000 Callable Step-Up Fixed Rate Impact Notes due 03/15/19 under its**
**Global Medium-Term Note Program**
**PART A - CONTRACTUAL TERMS**

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus. Full information on International Finance Corporation (the "Corporation") and the offer of the Notes is only available on the basis of the combination of the Final Terms and the Prospectus as supplemented by the Impact Notes Prospectus Supplement dated March 4, 2014. The Prospectus and the Impact Notes Prospectus Supplement may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, NW, Washington, DC , Washington D.C. 20433 and are available for viewing at the website of the Corporation (http://www.ifc.org).

**THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.**

| | |
|---|---|
| 1. Issuer: | International Finance Corporation |
| 2. (i) Series Number: | 1 |
| (ii) Tranche Number: | 1 |
| 3. Specified Currency or Currencies (Condition 1(d)): | United States Dollars |
| 4. Aggregate Nominal Amount: | ("$") U.S. $12,320,000 |
| (i) Series: | U.S. $12,320,000 |
| (ii) Tranche: | U.S. $12,320,000 |
| 5. Issue Price: | 99.4142 per cent. of the Aggregate Nominal Amount<br>Investment advisers, either registered under the Investment Advisers Act of 1940 or exempt therefrom, purchasing Notes for the account of their advisory clients may be offered Notes at a discount to the Issue Price. |
| 6. (i) Specified Denominations: | U.S. $1,000 and integral multiples |
| (ii) Calculation Amount: | thereof U.S. $1,000 |
| 7. Issue Date: | 03/21/14 |
| 8. Maturity Date: | 03/15/19 |
| 9. Interest Basis: | 1.125% - 4.000% Step-Up Fixed Rate (further particulars specified |
| 10. Redemption/Payment Basis: | below) Redemption at par |
| 11. Change of Interest or Redemption/Payment Basis: | Not applicable |
| 12. Put/Call Options: | Corporation Call / Survivor's Option<br>(further particulars specified below) |
| 13. Status of the Notes: | Senior |
| 14. Method of distribution: | Non-syndicated |
| **PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE** | |
| 15. Fixed Rate Note Provisions: | Applicable |
| (i) Rate(s) of Interest: | 1.125% beginning March 21, 2014, 1.375% beginning March 15, 2016, 1.500% beginning September 15, 2016, 2.000% beginning March 15, 2017, 2.500% beginning September 15, 2017, 3.000% beginning March 15, 2018, 4.000% beginning September 15, 2018 |
| (ii) Interest Payment Date(s): | Mar 15th and Sep 15th in each year, commencing 09/15/2014 to and including the Maturity Date, not adjusted |
| (iii) Fixed Coupon Amount: | $5.44 per Calculation Amount payable payable on Sep 15th commencing on 9/15/2014<br><br>$5.62 per Calculation Amount payable payable on Mar 15th and Sep 15th |

| | |
|---|---|
| | commencing on 3/15/2015<br><br>$6.87 per Calculation Amount payable payable on Sep 15th commencing on 9/15/2016<br><br>$7.50 per Calculation Amount payable payable on Mar 15th commencing on 3/15/2017<br><br>$10.00 per Calculation Amount payable payable on Sep 15th commencing on 9/15/2017<br><br>$12.50 per Calculation Amount payable payable on Mar 15th commencing on 3/15/2018<br><br>$15.00 per Calculation Amount payable payable on Sep 15th commencing on 9/15/2018<br><br>$20.00 payable on 3/15/2019 |
| (iv) Broken Amount: | Not Applicable |
| (v) Day Count Fraction: | 30/360 |
| (vi) Determination Dates: | Not Applicable |
| (vii) Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not Applicable |
| 16. Floating Rate Note Provisions: | Not Applicable |
| 17. Zero Coupon Note Provisions: | Not Applicable |
| 18. Index Linked Interet Note/other variable-linked interest Note Provisions: | Not Applicable |
| 19. Dual Currency Note Provisions: | Not Applicable |
| **PROVISIONS RELATING TO REDEMPTION** | |
| 20. Call Option I: | Applicable |
| (i) Optional Redemption Date(s): | Each March 15th and September 15th , commencing with the Interest Payment<br>Date on September 15, 2014 to and including September 15, 2018 [NOTE: if optional redemption dates correspond to interest payment dates, the last optional redemption date should be the last interest payment date prior to the Maturity Date] |
| (ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s): | U.S. $1,000 per Note of Specified Denomination |
| (iii) If redeemable in part: | Not Applicable |
| (a) Minimum Redemption Amount: | Not Applicable |
| (b) Maximum Redemption Amount: | Not Applicable |
| (iv) Notice period: | Five (5) London and New York Business Days prior to the relevant Optional Redemption Date |
| Call Option II (Automatic): | Not Applicable |
| 21. Put Option: | The terms of Survivor's Option are set forth in Appendix I hereto |
| 22. Final Redemption Amount of each Note: | $1,000 per Calculation Amount |
| 23. Early Redemption Amount: | $1,000 per Calculation Amount |
| Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions): | |
| **GENERAL PROVISIONS APPLICABLE TO THE NOTES** | |
| 24. Form of Notes: | Registered Notes: |

| | |
|---|---|
| | DTC Global Registered Certificate available on Issue Date |
| 25. New Global Note (NGN): | No |
| 26. Financial Centre(s) or other special provisions relating to payment dates: | New York and London |
| 27. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | No |
| 28. Details relating to Partly Paid Notes: | Not Applicable |
| amount of each payment comprising the Issuer Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Corporation to forfeit the Notes and interest due on late payment]: | |
| 29. Details relating to installment Notes: | Not Applicable |
| amount of each installment, date on which each payment is to be made | |
| 30. Redemption, renominalization and reconventioning provisions: | Not Applicable |
| 31. Consolidation provisions: | Not Applicable |
| 32. Additional terms: | |
| (i) Governing law: | New York |

**DISTRIBUTION**

| | |
|---|---|
| 33. (i) If syndicated, names of Managers and underwriting commitments: | Not Applicable |
| (ii) Date of Terms Agreement: | Master Terms Agreement, dated March 4, 2014 |
| (iii) Stabilizing Manager(s) (if any): | Not Applicable |
| 34. If non-syndicated, name of Dealer: | Incapital LLC |
| 35. Total commission and concession: | 0.5000% of the Aggregate Nominal Amount |
| 36. Additional selling restrictions: | Not Applicable |

**RESPONSIBILITY**

The Corporation accepts responsibility for the information contained within this Final Terms.

Signed on behalf of the Corporation:

By: ______________________________

Duly authorized

## PART B - OTHER INFORMATION

### LISTING

| | |
|---|---|
| (i) Listing: | None |
| (ii) Admission to trading: | Not Applicable |

### RATINGS

| | |
|---|---|
| Ratings: | The Notes to be issued have been rated:<br>S & P: AAA<br>Moody's: Aaa |

### INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Plan of Distribution" in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has interest material to the offer.

### OPERATIONAL INFORMATION

| | |
|---|---|
| Intended to be held in a manner which would allow Eurosystem eligibility: | No |
| ISIN Code: | US45950VCR50 |
| Common Code: | 104112595 |
| CUSIP: | 45950VCR5 |
| CINS: | Not Applicable |
| Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, *société anonyme* and The Depository Trust Company and the relevant identification number(s): | Not Applicable |
| Delivery: | Delivery against payment |
| Names and addresses of additional Paying Agent(s) (if any): | Not Applicable |

### GENERAL

| | |
|---|---|
| Applicable TEFRA exemption: | Not Applicable |

**APPENDIX I to the Final Terms**

SURVIVOR'S OPTION

The authorized representative of a deceased beneficial owner of the Notes or a beneficial interest in the Notes shall have the option to elect repayment of such Notes or interest therein following the death of such beneficial owner (a "Survivor's Option"). No Survivor's Option may be exercised until at least twelve months following the Issue Date of the Notes. No Survivor's Option may be exercised on behalf of a person who has beneficially owned the Notes continuously for less than twelve months.

Upon exercise of the Survivor's Option, the Corporation shall repay any Note (or portion thereof) properly tendered for repayment by or on behalf of the person (the "Survivor Representative") that has authority to act on behalf of the deceased beneficial owner of a Note (including, without limitation, the personal representative or executor of the deceased beneficial owner or the surviving joint owner with the deceased beneficial owner) under the laws of the appropriate jurisdiction at a price equal to 100% of the nominal amount of the beneficial interest of the deceased owner in such Note plus accrued interest to, but excluding, the date of such repayment, subject to the following limitations:

a) The Corporation may, in its sole discretion, limit the aggregate nominal amount of "Impact Notes" as to which exercises of the Survivor's Option shall be accepted in any calendar year (the "Annual Aggregate Survivor's Option Limitation") to an amount equal to the greater of (a) 1% of the outstanding aggregate nominal amount of "Impact Notes" as of December 31 of the previous year or (b) U.S. $1,000,000, or such greater amount as the Corporation in its sole discretion may determine for any calendar year, and may limit to U.S. $250,000, or such greater amount as the Corporation in its sole discretion may determine for any calendar year, the aggregate nominal amount of Notes (or portions thereof) as to which exercise of the Survivor's Option will be accepted with respect to any individual deceased owner or beneficial interests in such Notes (the "Individual Survivor's Option Limitation").

b) The Corporation shall not permit the exercise of the Survivor's Option in amounts that are less than U.S. $1,000, or such other minimum Specified Denomination specified herein, or that would result in a Note remaining outstanding after repayment of less than U.S. $1,000, or such other minimum Specified Denomination specified herein.

c) Any Note (or portion thereof) tendered pursuant to a valid exercise of the Survivor's Option may not be withdrawn and such Note (or portion thereof) may not be transferred prior to repayment.

Each Note (or portion thereof) that is tendered pursuant to valid exercise of the Survivor's Option shall be accepted promptly in the order all such Notes are tendered, except for any Note (or portion thereof) the acceptance of which would contravene any of the limitations described above, if applied, with respect to the relevant individual deceased owner of beneficial interests therein. If, as of the end of any calendar year, the aggregate nominal amount of Notes (or portions thereof) that have been accepted pursuant to exercise of the Survivor's Option during such year has not exceeded the Annual Aggregate Survivor's Option Limitation for that year, any exercise(s) of the Survivor's Option with respect to Notes (or portions thereof) not accepted during such calendar year because such acceptance would have contravened the Individual Survivor's Option Limitation, if applied, shall be deemed to be tendered and accepted in the order all such Notes (or portions thereof) were tendered to the extent that any such acceptance would not trigger the Annual Aggregate Survivor's Option Limitation for such calendar year. Normally, any Note (or portion thereof) accepted for repayment pursuant to exercise of the Survivor's Option shall be repaid quarterly, no later than first January 15, April 15, July 15 or October 15 that occurs at least 20 calendar days after the date of such acceptance. In the event that a Note (or any portion thereof) tendered for repayment pursuant to valid exercise of the Survivor's Option is not accepted, the Corporation (or the Global Agent on its behalf) shall deliver a notice by first-class mail to the registered holder thereof at its last known address as indicated in the Register, that states the reason such Note (or portion thereof) has not been accepted for repayment.

In order for a Survivor's Option to be validly exercised with respect to any Note (or portion thereof), the Corporation must receive from the Survivor Representative of the deceased beneficial owner (i) a written request for repayment signed by the Survivor Representative, and such signature must be guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc. (FINRA) or a commercial bank or trust company having an office or correspondent in the United States, (ii) tender of a Note (or portion thereof) to be repaid, (iii) appropriate evidence satisfactory to the Corporation (A) that the deceased owner was a beneficial owner of the Note at the time of death, (B) that the death of such beneficial owner has occurred, (C) as to the date of death of the beneficial owner and (D) that the Survivor Representative has authority to act on behalf of the deceased beneficial owner, (iv) if applicable, a properly executed assignment or endorsement, (v) if the beneficial interest in such Note is held by a nominee of the deceased beneficial owner, a certificate satisfactory to the Corporation from such nominee attesting to the deceased's beneficial ownership interest in such

Note, (vi) tax waivers and such other instruments or documents that the Corporation reasonably requires in order to establish the validity of the beneficial ownership of the Note and the claimant's entitlement to repayment and (vii) any additional information the Corporation reasonably requires to evidence satisfaction of any conditions to the exercise of the Survivor's Option or to document beneficial ownership interest in, or authority to make the election and to cause the repayment of the Note (or portion thereof). Subject to the Corporation's right hereunder to limit the aggregate nominal amount of Notes as to which exercises of the Survivor's Option shall be accepted in any one calendar year, all questions as to the eligibility or validity of any exercise of the Survivor's Option will be determined by the Corporation, in its sole discretion, which determination shall be final and binding on all parties. The Survivor Representative's notice of election to exercise shall be in such form as shall be reasonably acceptable to the Corporation.

The death of a person holding a beneficial ownership interest in a Note in joint tenancy or tenancy by the entirety with another or others shall be deemed the death of the beneficial owner of the Note for purposes of the Survivor's Option, and the entire nominal amount of the Note so held shall be subject to repayment. The death of a person holding a beneficial ownership interest in a Note by tenancy in common shall be deemed the death of a beneficial owner of a Note only with respect to the deceased beneficial owner's interest in the Note so held by tenancy in common; except that in the event a Note is held by husband and wife as tenants in common, the death of either shall be deemed the death of the beneficial owner of the Note for purposes of the Survivor's Option, and the entire nominal amount of the Note so held shall be subject to repayment. The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial ownership interest in a Note shall be deemed the death of the beneficial owner thereof for purposes of the Survivor's Option, regardless of whether that beneficial owner was the registered holder, if entitlement to those interests can be established to the satisfaction of the Corporation. A beneficial ownership interest shall be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Transfers to Minors Act or Uniform Gifts to Minors Act, community property or other joint ownership arrangements between a husband and wife and custodial and trust arrangements where one person has all of the beneficial ownership interests in the Note during his or her lifetime.

With respect to Notes represented by a Global Registered Certificate, DTC or its nominee is treated as the holder of such Note and therefore shall be the only entity that can exercise the Survivor's Option for such Notes. To obtain repayment pursuant to exercise of the Survivor's Option with respect to such a Note, the Survivor Representative must provide to the broker or other entity through which the beneficial interest in such Note is held by the deceased beneficial owner (i) the documents described in the second preceding paragraph and (ii) a written instruction to such broker or other entity to notify DTC of such Survivor Representative's desire to obtain repayment pursuant to exercise of the Survivor's Option. Such broker or other entity shall provide to the Corporation (i) the documents received from the Survivor Representative referred to in clause (i) of the preceding sentence and (ii) evidence satisfactory to the Corporation from such broker or other entity stating that it represents the deceased beneficial owner. Such broker or other entity shall be responsible for disbursing payments it receives from the Global Agent pursuant to exercise of the Survivor's Option to the appropriate Survivor Representative.

EXHIBIT H
EXECUTION VERSION

# MASTER TERMS AGREEMENT UNDER THE STANDARD PROVISIONS

March 4, 2014

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1 The undersigned, Incapital LLC ("**Incapital**"), agrees to purchase, from time to time, from you (the "**Corporation**") separate series of the Corporation's Impact Notes (the "**Notes**"), as described in the Final Terms applicable to each particular series of Notes (the "**Final Terms**") and the Corporation's Prospectus for the Global Medium-Term Note Program, dated June 3, 2008, as supplemented by the Corporation's Impact Notes Prospectus Supplement, dated the date hereof (the "**Impact Notes Supplement**"), and on the terms set forth in (i) the final term sheet applicable to each particular series of such Notes (the "**Applicable Term Sheet**"), (ii) this Master Terms Agreement and (iii) the Standard Provisions, amended and restated as of June 3, 2008, relating to the issuance of notes by the Corporation (the "**Standard Provisions**"), incorporated herein by reference. In so purchasing the Notes, Incapital understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2 The Corporation and Incapital hereby agree that the Impact Notes Supplement shall supplement the Prospectus only with respect to Notes issued and sold by the Corporation under this Master Terms Agreement. The Impact Notes Supplement shall not apply to any other notes that may be issued by the Corporation under the Program and shall not be deemed to create a Document Date with respect to any Dealer.

3 When used herein and in the Standard Provisions as so incorporated, the term "**Notes**" refers to the Notes as defined in this Master Terms Agreement and identified in the Applicable Term Sheet. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

4 The Corporation and Incapital understand that the process, timetable and conditions for the offer, issuance and sale of each Note pursuant to this Master Terms Agreement will be as follows (subject to such revisions or modifications to which the Corporation and Incapital may mutually agree with respect to any particular series of Notes):

- On the first New York Business Day (defined below) of a given week (the "**Launch Date**"), Incapital may initiate marketing efforts with regard to identifying potential investors for Notes with terms (i) contemplated by the Impact Notes Supplement and (ii) within the framework communicated to Incapital by the Corporation on or before the Launch Date (including, but not limited to, the maximum all-in cost to the Corporation, the minimal nominal amount and the scheduled maturity). Such marketing will be undertaken by Incapital by utilizing an applicable preliminary form of Final Terms previously approved by the Corporation for such purpose. Incapital hereby acknowledges that, in its marketing efforts and identifying potential investors, it will act as principal and in its own name and for its own account and not as the Corporation's agent and it will not, nor has it received an express or implied authorization from the Corporation to, solicit offers to purchase the Notes on behalf of the Corporation.

- On the first New York Business Day of the next succeeding week (the "**Trade Date**"), based on the indications of interest received by Incapital, the Corporation and Incapital will confirm the applicable pricing terms of an issuance and sale of such Notes (including but not limited to the nominal amount, the maturity date, the dates of payments, the applicable interest rate(s) or method(s) of interest calculation and the issue price) and will reflect such terms in an indicative term sheet. At such time, if any, as all material terms of such Notes have been included in a term sheet and an authorized officer of each of the Corporation and Incapital has communicated to the other, via an exchange of e-mails or other written communications, its acceptance of such terms (such time, the "**Time of Sale**"), then such term sheet shall be deemed the "**Applicable Term Sheet**" for such Notes, and such Applicable Term Sheet shall constitute the binding agreement of the Corporation to issue and sell, and of Incapital to purchase, such Notes in accordance with this Master Terms Agreement at 11:00 a.m. New York time on the date that is the fourth New York and London Business Day following the Trade Date (such date, the "**Settlement Date**").
- Not later than the first New York Business Day following the Trade Date, Incapital will prepare and the Corporation will execute the Final Terms with respect to such Notes, dated as of the Trade Date.
- Notwithstanding the foregoing, the Corporation and Incapital acknowledge that either party may determine at any time prior to the Time of Sale not to proceed with the issuance or purchase of the Notes, in which case neither party shall be liable for any costs and expenses incurred by the other party.

As used herein, a "**New York Business Day**" is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close.

As used herein, a "**New York and London Business Day**" is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City or London generally are authorized or obligated by law, regulation or executive order to close.

**5** The Corporation represents and warrants to Incapital that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof, on the Trade Date and on the Settlement Date, and that the Corporation has performed all of its obligations under this Master Terms Agreement required to be performed or satisfied on or prior to the Settlement Date.

**6** The obligation of Incapital to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Corporation's representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation's performance and observance of all applicable covenants and agreements contained therein.

**7** The obligation of Incapital to purchase the first series of Notes that is issued and sold hereunder is further subject to the receipt by Incapital on the Settlement Date thereof of the following documents, each dated such Settlement Date:

a. a certificate of any Vice President of the Corporation or any other officer designated by any Vice President, dated such Settlement Date, to the effect that

the representations and warranties of the Corporation contained in Clause 2 of the Standard Provisions are true and correct at such Settlement Date as though made at and as of such time (except that such representations and warranties shall be deemed to relate to the Prospectus as amended and supplemented to such time);

b. a certificate of the Secretary, Acting Secretary or General Counsel of the Corporation, dated such Settlement Date, certifying as to the Articles of Agreement, By-Laws and Resolutions of the Corporation, the Global Agency Agreement and the Master Terms Agreement and the incumbency and authenticity of signatures of relevant officers of those persons executing such documents as Incapital shall designate;

c. a written opinion of the General Counsel or the Deputy General Counsel of the Corporation, dated such Settlement Date, addressed to Incapital, to the effect that:

   (i) the Corporation is an international organization duly established and existing under the Articles of Agreement;
   (ii) the Corporation has obtained all governmental approvals and consents required pursuant to the Articles of Agreement in connection with the offering, issue and sale of the Notes;
   (iii) the Corporation has full legal capacity under its Articles of Agreement to enter into and perform its obligations under the Global Agency Agreement, the Master Terms Agreement and any Applicable Term Sheet and to execute and deliver, and to perform its obligations under, any Note;
   (iv) the creation, issue, sale, execution and delivery of the Notes have been duly authorized, and when duly executed, authenticated, issued, delivered and paid for, the Notes will constitute valid and legally binding obligations of the Corporation in accordance with their terms;
   (v) any Applicable Term Sheet as of its date will have been duly authorized, executed and delivered by the Corporation;
   (vi) the Master Terms Agreement has been duly authorized, executed and delivered by the Corporation;
   (vii) the Global Agency Agreement has been duly authorized, executed and delivered by the Corporation and, assuming due authorization, execution and delivery thereof by the other parties thereto, the Global Agency Agreement constitutes a valid and legally binding obligation of the Corporation;
   (viii) with respect to any particular issue of Notes, as of the relevant Settlement Date, and after giving effect to the issue and sale of the Notes, the Corporation will be in compliance with the borrowing limitations set forth in Article III, Section 6(i) of its Articles of Agreement; and
   (ix) under existing law it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the Securities Act;

provided, however, that (1) with respect to paragraphs (iii), (iv), (v), (vi) and (vii), such counsel shall not be required to opine on the laws of any particular country or of any political subdivision therein and (2) such counsel may state that the opinion expressed in paragraph (iv) is subject to the Authorized Borrowing Limit in effect on the date of such opinion;

d. a reliance letter of the Corporation's independent accountants, dated such Settlement Date, addressed to Incapital, giving Incapital full benefit of the comfort letter of such firm that was most recently delivered in accordance with Clause 6.6 of the Standard Provisions as though such comfort letter was addressed to Incapital, as of the date of such comfort letter; and

e. a written opinion of Sullivan & Cromwell LLP, counsel to Incapital, dated such Settlement Date, addressed to Incapital, with respect to the issue and sale of the Notes and other related matters as Incapital may reasonably require, and the Corporation shall have furnished to such counsel such documents as they may reasonably request for the purpose of enabling them to pass upon such matters; in giving such opinion, Sullivan & Cromwell LLP may rely with respect to the due establishment and existence of the Corporation upon the opinion of internal counsel of the Corporation.

**8** The obligation of Incapital to purchase Notes from time to time that are issued and sold hereunder is further subject to the receipt by Incapital, on the date not more than 14 days following each date on which the Corporation files with the SEC its most recent annual or quarterly financial statements pursuant to Regulation IFC, of a certificate substantially the same as the certificate referred to in Clause 7a. hereof, dated the date of delivery.

**9** On each Document Date, the Corporation shall provide, or procure delivery of, the following to Incapital:

a. copies of each of the documents delivered to the Arranger in accordance with Clause 6.1 and Clause 6.5(i) of the Standard Provisions;

b. a certificate substantially the same as the certificate referred to in Clause 7b. hereof, dated such Document Date;

c. an opinion substantially the same as the opinion referred to in Clause 7c. hereof, dated such Document Date, addressed to Incapital;

d. a reliance letter of KPMG LLP, the Corporation's independent accountants, dated such Document Date, addressed to Incapital, giving Incapital full benefit of the comfort letter of such firm delivered in accordance with Clause 6.6 of the Standard Provisions as though such comfort letter was addressed to Incapital, as of such Document Date;

e. a written opinion of Sullivan & Cromwell LLP, dated such Document Date, addressed to Incapital, substantially the same as the opinion referred to in Clause 7e. hereof, and the Corporation shall have furnished to such counsel such documents as they may reasonably request for the purpose of enabling them to pass upon such matters; in giving such opinion, Sullivan & Cromwell LLP may rely with respect to the due establishment and existence of the Corporation upon the opinion of internal counsel of the Corporation; and

f. a letter of Sullivan & Cromwell LLP, dated such Document Date, addressed to Incapital, and to the effect that, while such counsel assumes no responsibility with respect to the statements in the Prospectus as amended or supplemented, nothing has come to the attention of such counsel which has caused such counsel to believe that the Prospectus, as of the date of such amendment or supplement, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the

circumstances under which they were made, not misleading. Such letter will not relate to the financial statements or other financial data included or incorporated by reference in the Prospectus; in giving such letter, Sullivan & Cromwell LLP may rely with respect to the due establishment and existence of the Corporation upon the opinion of internal counsel of the Corporation;

provided, however, that Incapital shall be responsible for any costs associated with the document deliveries under Clauses 9d., 9e. and 9f.

**10** The Corporation agrees that it will issue each series of the Notes specified in the Applicable Term Sheet, and Incapital agrees to purchase such series of the Notes, at the purchase price specified in the Applicable Term Sheet (being equal to the issue price of specified in the Applicable Term Sheet less the management, underwriting and selling concessions or discounts specified in the Applicable Term Sheet, if applicable).

**11** The purchase price specified above will be paid on the Settlement Date by Incapital to Citibank, N.A., as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Corporation.

**12** The Corporation hereby appoints Incapital as a Dealer under the Standard Provisions solely for the purpose of each issue of Notes to which this Master Terms Agreement pertains. Incapital accepts this appointment, whereupon it shall be vested, solely with respect to each such issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Master Terms Agreement.

**13** In consideration of the Corporation appointing Incapital as a Dealer with respect to each issue of Notes to which this Master Terms Agreement pertains, Incapital hereby undertakes for the benefit of the Corporation that, in relation to each such issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

**14** Incapital acknowledges that its appointment as Dealer is limited to each issue of Notes to which this Master Terms Agreement pertains and is not for any other issue of notes of the Corporation pursuant to the Standard Provisions and that such appointment will terminate upon the termination of this Master Terms Agreement, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of Incapital which have arisen prior to such termination. This Master Terms Agreement may be terminated at any time by either the Corporation or Incapital, upon the giving of five New York Business Days' written notice of such termination to the other party hereto.

**15** For purposes hereof, the notice details of Incapital are as follows:

Incapital LLC
200 South Wacker Drive, Suite 3700
Chicago, IL 60606
Attention: Tom Belka
Tel No.: (312) 379-3700
Fax No.: (312) 379-3701
Email: tom.belka@incapital.com

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

16 This Master Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

17 This Master Terms Agreement may be executed by the parties hereto in counterparts, each of which shall be deemed to be an original, but both such respective counterparts together shall constitute one and the same instrument.

INCAPITAL LLC

By: Louise M. Herrle
Name: Louise M. Herrle
Title: Managing Director, Capital Markets

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL FINANCE CORPORATION

By: ____________________________
Name:
Authorized Officer

16 This Master Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

17 This Master Terms Agreement may be executed by the parties hereto in counterparts, each of which shall be deemed to be an original, but both such respective counterparts together shall constitute one and the same instrument.

INCAPITAL LLC

By: ______________________________
Name:
Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: ______________________________
Name: MONISH MAHURKAR
Authorized Officer